Exhibit 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form F-3 (Registration No. 333-195794) and in the related Prospectus and Form S-8 (File Nos. 333-193145, 333-192376, 333-188714, 333-171781, 333-152010 and 333-133968), of our report dated April 6, 2015, with respect to the consolidated financial statements of Perion Network Ltd. and its subsidiaries for the year ended December 31, 2014, which included in this Form 6-K.

/s/ KOST FORER GABBAY & KASIERER
Tel Aviv, Israel	KOST FORER GABBAY & KASIERER
April 6, 2015	A member of Ernst & Young Global